NYSE: VZLA TSX-V: VZLA

FOR IMMEDIATE RELEASE	DECEMBER 8, 2022

VIZSLA SILVER ANNOUNCES RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING

Vancouver, British Columbia (December 8, 2022) - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce the results of the Company's Annual General and Special Meeting of the Shareholders (the "Meeting") held in Vancouver, British Columbia on December 8, 2022.

Shareholders were asked to vote on the following:

1. Fix the number of directors at six persons;

2. Elect Craig Parry, Michael Konnert, Simon Cmrlec, Charles Funk, Harry Pokrandt, and David Cobbold as directors for the ensuing year;

3. Appoint MNP LLP as the Company's auditor for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4. Approve the Company's Omnibus Equity Incentive Compensation Plan to replace the Company's existing stock option plan; and

5. Approve the Company's Advanced Notice Policy adopted by the board of directors.

Shareholders approved all motions put forth at the Meeting and a total of 62,629,223 shares were voted, representing 40.44% of the Company's issued and outstanding shares.  A detailed report of the results is available on the Company's profile on SEDAR and EDGAR.

The Advanced Notice Policy has now been approved by Shareholders and is effective immediately.  The purpose of this Advance Notice Policy is to provide shareholders, directors and management of the Company with direction on the nomination of directors.  The Advance Notice Policy is the framework by which the Company seeks to fix a deadline by which holders of record of subordinate voting shares and multiple voting shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

For all subsequent meetings of shareholders of the Company, any notice of a director nomination must be given to the Company not less than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the nominating shareholder may be made not later than the 10th day following the Notice Date.

In the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), notice of a director nomination must be given to the Company no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

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About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 210,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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